FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June, 2002

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

3 Azrieli Center
The Triangle Building, 42nd floor
Tel, Aviv 67023
Israel

(Address of Principal Corporate Offices)

CRGH

Attached hereto and incorporated by reference herein is the Registrant's press release announcing that Chip Express Corporation, in which Elron Electronic Industries, Ltd. holds a 28.5% interest on a fully diluted basis, has raised $16 million of which Elron invested $5 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD
(Registrant)

By: ______________________
Richard H. Gilden for Ami Erel,
pursuant to power of attorney

Dated: June 25, 2002

NYOLIB1\RHG\175740.11

ELRON ELECTRONIC INDUSTRIES LTD.

-*FOR IMMEDIATE RELEASE*-

ELRON ANNOUNCES THAT CHIP EXPRESS CORPORATION HAS RAISED $16 MILLION OF WHICH ELRON INVESTED $5 MILLION

Tel Aviv, June 25, 2002 - Elron Electronic Industries Ltd. (NASDAQ:ELRN), has announced that Chip Express Corporation, in which Elron holds 33.5% of its outstanding shares and 28.5% on a fully diluted basis, yesterday announced the completion of a round of financing in the aggregate amount of $16 million in which Elron invested $5 million. Attached is a copy of the announcement issued by Chip Express yesterday.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices and semiconductors. For further information, visit http://www.elron.com

Contact: Doron Birger - Elron Electronic Industries Ltd. - Tel. 972-3-6075555
doron@elron.net

FOR IMMEDIATE RELEASE

Chip Express

PRESS RELEASE

Chip Express Raises Additional $16 Million

Strong Ongoing Support for Vision of Volume-Production Gate Arrays

Santa Clara, CA – June 24, 2002 – Chip Express today announced that it has secured an additional $16 million in venture capital from investment firms and corporate partners. Led by Wasserstein Venture Capital, the funding round included Elron Electronic Industries, Ltd. (NASDAQ: ELRN), Needham Capital Partners, Newlight Associates and Parker Price Venture Capital. UMC (NYSE:UMC), a key manufacturing partner of Chip Express, also participated in this round of funding. To date, the company has raised approximately $44 million.

Chip Express will use the proceeds from this latest funding round to bolster R&D investments aimed at moving the company's Modular Gate Array technology to smaller process geometries; to expand global marketing activities; and to increase sales force footprint, principally in Asia.

Rising standard cell mask costs are challenging the limited budgets of start-up chipmakers, as well as ASIC development projects at well-established chipmakers and system OEMs. By reducing mask costs by a 10:1 factor and wafer processing time by 70%, Chip Express' Modular Gate Arrays offer an attractive alternative to standard cell methodologies. They also offer higher performance, greater logic density and lower production costs than popular field programmable gate arrays (FPGAs).

"With its patented technology, unique products, and excellent management team, Chip Express is strategically positioned and well funded for rapid growth," said Doron Birger, president of Elron Electronic Industries, Ltd. (28% shareholder on a fully diluted basis).

Modular Gate Arrays target mid- to high-volume production runs that cut across many markets and applications, including industrial automation, medical, military and telecom. Chip Express has shipped millions of Modular Array ASICs to hundreds of customers, including some of the world's largest equipment OEMs.

The large potential Served Available Market (SAM) for Chip Express' patented Modular Gate Array architecture attracted both new and existing investor interest to this round. Chip Express recently moved away from quick-turn ASIC prototypes in order to focus on volume-production gate arrays that enable customers to implement ASIC designs with higher performance and logic density, and faster turnaround by customizing just the top two metal layers for specific applications.

According to George Lauro, managing director of Wasserstein Venture Capital's Palo Alto office and the newest member of Chip Express' Board of Directors, "As ASICs achieve ever smaller process geometries, escalating mask costs will put standard cells beyond the reach of many companies. Chip Express is tackling the rapidly increasing costs of ASIC design and production with its Modular Gate Array technology, and we are confident that the company will grow rapidly and outperform the overall ASIC market by a significant margin."

"This new round of financing is a strong vote of confidence in Chip Express' management team, market strategy and technical approach," said Stephen E. McMinn, President and CEO of Chip Express. "Chip Express has already established over 1,000 customer relationships, including many top-tier OEMs and semiconductor companies. The new funds will allow us to broaden our product line by introducing Modular Gate Array products in ever smaller process technologies, as well as increasing global marketing and sales support."

"By funding Chip Express at this critical juncture, the investment community has given its seal of approval to the company's new product strategy," said Uzia Galil, Chairman of the Board, Chip Express. "We will immediately expand Chip Express' R&D team in Haifa to accelerate development of our deep sub-micron gate array technology and associated EDA capabilities."

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About Chip Express

Chip Express is a leading manufacturer of late-stage programmable gate array Application Specific Integrated Circuits (ASICs). The company's innovative, patented technology consolidates wafer manufacture tooling, reduces time-to-market and minimizes the cost of initial production. The company's Modular Gate Array technology is widely used in automotive telematics, computing peripherals, communications, high-end consumer electronics, industrial control, medical equipment and military/aerospace systems. Headquartered in Santa Clara, CA, Chip Express is a privately held corporation, founded in the U.S. in 1989. A subsidiary, Chip Express (Israel) Ltd., performs Research & Development and manages European operations.

FOR MORE INFORMATION

Chip Express Contact:
Doug Bailey, VP of Marketing
Chip Express Corporation
(408) 235-7309
dbailey@chipx.com

Agency Contact:
Matthew Quint
Quint Public Relations
(650) 599-9450
mquint@quintpr.com